June 17, 2022

VIA EDGAR FILING AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: David Gessert

Re:          Investar Holding Corporation Registration Statement on Form S-4, as amended

 (File No. 333-265381)

Ladies and Gentlemen:

Under Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (“Commission”) under the Securities Act of 1933, as amended, Investar Holding Corporation (“Registrant”) hereby requests acceleration of the effective date of the above-captioned Registration Statement on Form S-4, as amended, to June 22, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please contact Geoffrey S. Kay, an attorney with the Registrant’s outside legal counsel, Fenimore Kay Harrison LLP, at (512) 583-5909 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter. The Registrant also authorizes Geoffrey S. Kay to orally modify or withdraw this request for acceleration.

Sincerely,

INVESTAR HOLDING CORPORATION

By:	/s/ John J. D’Angelo
John J. D’Angelo
Chief Executive Officer & President